January 26, 2011
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: China Enterprises Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Form 6-K filed December 3, 2010
File No. 1-12126
Dear Mr. Gilmore:
This letter provides a response to the comments contained in your letter of January 14, 2011 to China Enterprises Limited (the “Issuer” or the “Company”) regarding its Form 20-F for the year ended December 31, 2008 and its Form 6-K filed December 3, 2010. This response is numbered in accordance with the numbered comments contained in your letter.
Form 20-F for the Fiscal Year Ended December 31, 2008
General
1.	Comment
The Staff of the Division of Investment Management is continuing to review your response to prior comment one from our letter dated November 29, 2010 and may have additional comments.
Response
The Company acknowledges the Commission’s comment and awaits further comment from the Staff of the Division of Investment Management.
Form 6-K Filed on December 3, 2010
2.	Comment
You disclose that you intend to use this Form 6-K and the accompanying exhibit to satisfy your reporting obligations under Item 16F(a) of the Form 20-F for the year ended December 31, 2009 to the extend provided and permitted by paragraph 2 of the Instructions to Item 16F of the Form 20-F. In this regard, please amend your Form 6-K to comply with the disclosure requirements of Item 16F of the Form 20-F. Specifically, please address the following:

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•	The disclosure should state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation there were any reportable events or disagreements with the former accountant on any mater of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Your current disclosure only relates to the fiscal years ended December 31, 2007 and December 31, 2008, which are the two most recent years for which DTT provided audit reports. Refer to Item 16F(a)(1)(iv) and (v) of the Form 20-F;

•	In making any disclosures about consultations with your new accountants, please ensure that you disclose any consultations up through the date of engagement. Your current disclosure only relates to the fiscal years ended December 31, 2007 and December 31, 2008, which are the two most recent years for which DTT provided audit reports. Refer to Item 16F(a)(2) of the Form 20-F; and

•	To the extent that you make changes to the form 6-K to comply with our comments, please obtain and file an updated letter from the former accountant stating whether the accountant agrees with the statements made in your amended form 6-K.
Response
The Company acknowledges the Commission’s comments and will file a Form 6-K/A that incorporates them.
The Company’s management acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above responses should be directed to the undersigned at 011-852-2372-0620 (facsimile) or 011-852-3151-0300 (telephone).

With best regards,
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer China Enterprises Limited

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